

July 31, 2013

Via E-mail
Robert B. Lees
President and Chief Executive Officer
FONU2 Inc.
331 East Commercial Blvd.
Ft. Lauderdale, FL 33334

> **Re:** **FONU2 Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed January 17, 2013**
> **Response dated July 18, 2013**
> **File No. 0-49652**

Dear Mr. Lees:

We have reviewed your response dated July 18, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. The page numbers referenced in the headings to our comment are based on the EDGAR version of the filing.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 8. Financial Statements and Supplementary Data, page 12</u>

<u>Notes to Financial Statements, page 18</u>

<u>Summary of Significant Accounting Policies, 18</u>

<u>Reverse-Merger Transaction, page 18</u>

1. We reviewed your response to the comment in our letter dated July 9, 2013. Please tell us how you determined the fair value of the consideration effectively transferred by Cygnus for its interest in FONU2, the amount of the consideration transferred and how you allocated the

consideration to the identifiable assets and liabilities of FONU2 in arriving at the goodwill amount of $1.5 million. In addition, please show us the proposed disclosures that will be included in future filings and explain to us what transactions in the statements of stockholders' equity are incorrectly presented given that the number of outstanding shares at the most recent balance sheet date is incorrect. In doing so, please include the proposed disclosure related to the correcting adjustment and show us the proposed revisions to the statement of stockholders' equity for the nine months ended September 30, 2012.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief